UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-5075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009:	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	17

INDEX TO EXHIBITS	18

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Compensation and Benefits Committee

PerkinElmer, Inc. Savings Plan

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 25, 2010

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments — participant-directed — at fair value	$346,422,956	$272,878,432
Employer contributions receivable	617,081	—

Net assets available for benefits at fair value	347,040,037	272,878,432

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE-VALUE FUND	1,098,214	3,703,528

NET ASSETS AVAILABLE FOR BENEFITS	$348,138,251	$276,581,960

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$56,859,364	$(116,493,237)
Interest and dividend income	5,555,782	10,397,364

Net investment income (loss)	62,415,146	(106,095,873)

CONTRIBUTIONS:
Participant contributions	20,616,327	19,798,846
Employer contributions	11,003,188	9,424,532
Rollover contributions	2,712,571	2,555,950

Total contributions	34,332,086	31,779,328

DEDUCTIONS:
Benefits paid to participants	25,162,478	29,023,626
Administrative expenses	28,463	27,044

Total deductions	25,190,941	29,050,670

INCREASE (DECREASE) IN NET ASSETS	71,556,291	(103,367,215)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	276,581,960	379,949,175

End of year	$348,138,251	$276,581,960

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2009, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to 100% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain limitations. In addition, participants may elect to make after-tax contributions up to 16% of their eligible compensation, subject to certain limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

The timing and amount of Company matching contributions are made based on the respective business unit for which the participant performs/performed services. Depending on the business unit, Company matching contributions are made on either a per-pay-period basis or on an annual basis for all active participants and for participants who have terminated during the year due to death, permanent disability or retirement. Annual matching contributions are made as of December 31. Matching contributions are either in an amount equal to 100% of the first 5% of compensation or in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. The Plan was amended as of January 1, 2009 so that all employees, other than those eligible for the defined benefit plan, will receive matching contributions of 100% of the first 5% of compensation up to applicable Internal Revenue Service (“IRS”) limits. Employees eligible for the defined benefit plan will continue to receive matching contributions of 55% of the first 6% of compensation. As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2009 or 2008.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, supplemental contributions, allocations of Plan earnings, and are charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures — Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participants’ account is based on years of continuous service for certain participants and the respective business unit for which the participant performs/performed services. Participants are either immediately 100% vested in all Company contributions or are 100% vested in the Company’s contribution portion after three years of credited service.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

In addition, if a participant terminates employment due to death, disability or retirement, as defined in the Plan, his or her account balance becomes 100% vested. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $116,304 and $5,041, respectively. Forfeited balances of terminated participants are used to reduce future Company contributions or to pay reasonable administrative expenses of the Plan. The Company’s contribution was reduced by nonvested forfeitures of $139,308 and $341,866 for the years ended December 31, 2009 and 2008, respectively.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, common collective trusts and Company stock as investment options for participants.

Participant Loans — Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and a stable value portfolio. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The units of common collective trust funds are stated at fair value as determined by the issuer of the fund, Fidelity Management and Research Company (“FMR Co.”), based on the fair value of the underlying investments. The stable value portfolio is stated at fair value and then adjusted to contract value. Fair value of the stable value portfolio is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Participant loans are stated at the outstanding loan balance, which approximates fair value.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

In accordance with GAAP, the stable value portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Payments to participants are recorded upon distribution.

Administrative Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force (“EITF”) and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

New Accounting Standards to Be Adopted

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
PerkinElmer common stock:	$8,417	$—	$—	$8,417

Mutual funds:
Domestic stock funds	140,176	—	—	140,176
International stock fund	42,410	—	—	42,410
Fixed income funds	27,997	—	—	27,997
Cash and other	12,990	—	—	12,990

Total mutual funds	223,573	—	—	223,573

Common collective trust funds:
Stable-value fund	—	87,409	—	87,409
Commingled portfolio	—	21,322	—	21,322

Total common collective trust funds	—	108,731	—	108,731

Participant loans	—	—	5,702	5,702

Total	$231,990	$108,731	$5,702	$346,423

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

	Fair Value Measurements at December 31, 2008, Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
	(In thousands)
Common stock	$5,203	$—	$—	$5,203
Mutual funds	153,995	—	—	153,995
Common collective trust funds	—	108,380	—	108,380
Participant loans	—	—	5,300	5,300

Total	$159,198	$108,380	$5,300	$272,878

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	(In thousands)
	2009	2008
Beginning Balance — January 1,	$5,300	$4,967
Issuances, repayments, and settlements, net	402	333

Ending Balance — December 31,	$5,702	$5,300

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Fidelity Contrafund	$37,879,793	$27,587,882
Fidelity Growth Company Fund	42,225,384	28,260,694
Fidelity International Discovery Fund	19,484,413	13,890,032
Neuberger Berman Genesis Fund	18,354,959	14,340,490
Fidelity U.S. Equity Index Commingled Pool	21,321,611	17,116,402
Fidelity Managed Income Portfolio II	87,408,994	91,264,035

During the year ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2009	2008
Neuberger Berman Genesis Fund	$3,877,518	$(8,014,650)
MSIF Emerging Markets Portfolio	4,810,005	(10,556,692)
Baron Small Cap Fund	497,829	(377,182)
Western Asset Core Plus Bond Portfolio FI	1,569,085	(1,578,756)
Fidelity Contrafund	8,365,045	(17,556,850)
Fidelity Equity — Income Fund	2,692,540	(7,633,467)
Fidelity Growth Company Fund	12,020,748	(20,698,510)
Fidelity International Discovery Fund	4,190,702	(12,122,879)
Fidelity Freedom Income Fund	220,416	(322,726)
Fidelity Freedom 2005 Fund	295,801	(685,443)
Fidelity Freedom 2010 Fund	1,142,298	(2,819,860)
Fidelity Freedom 2015 Fund	1,625,449	(3,182,869)
Fidelity Freedom 2020 Fund	2,761,686	(5,664,522)
Fidelity Freedom 2025 Fund	1,826,070	(3,692,909)
Fidelity Freedom 2030 Fund	1,618,197	(3,477,774)
Fidelity Freedom 2035 Fund	940,031	(1,558,843)
Fidelity Freedom 2040 Fund	823,094	(1,402,511)
Fidelity Freedom 2045 Fund	189,136	(181,294)
Fidelity Freedom 2050 Fund	141,896	(173,819)
Fidelity U.S. Equity Index Commingled Pool	4,538,441	(10,515,569)

	54,145,987	(112,217,125)

PerkinElmer Stock Fund	2,713,377	(4,276,112)

Net appreciation (depreciation) in fair value of investments	$56,859,364	$(116,493,237)

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

5. STABLE VALUE PORTFOLIO

The Managed Income Portfolio II is a stable value portfolio (the “Portfolio”) that is a commingled pool managed by Fidelity Management Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Portfolio’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Portfolio’s participants is declared daily from the net investment income and automatically reinvested in the Portfolio on a monthly basis, when paid. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Portfolio will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that impact its ability to transact at contract value (described below). Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of PerkinElmer, Inc. (“Plan Sponsor”). The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•

Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to sway or influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio.

•	Any transfer of assets from the Portfolio directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Withdrawals initiated by a Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Portfolio — The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow.

•	Employer-initiated transactions by participating plans as described above

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of Portfolio assets.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $28,463 and $27,044 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 398,702 and 366,726 shares, respectively, of common stock of the Company, the sponsoring employer. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from the Company’s stock of $109,286 and $99,796, respectively.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter, dated June 15, 2009, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Investments — participant directed — at fair value per the financial statements	$346,422,956	$272,878,432
Adjustment from fair value to contract value for fully benefit-responsive stable-value fund	1,098,214	3,703,528

Investments per the Form 5500	$347,521,170	$276,581,960

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008—(Continued)

10. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity index funds (a):
Domestic stock funds	$19,040,199	$—	Daily	None	None
Cash and other	2,281,412	—	Daily	None	None

Total	$21,321,611	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Equity index fund strategies seek to approximate the total composition and total return of the Standards & Poors’ (S&P) 500 Index, regardless of market conditions.

******

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(b) Identity of Issue, Borrower, (a) Lessor or Similar Party	(c) Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trusts:
* Fidelity Investments	Fidelity Managed Income Portfolio II	**	$87,408,994
* Fidelity Investments	Fidelity U.S. Equity Index Commingled Pool	**	21,321,611

	Total Common Collective Trusts		108,730,605

	Mutual Funds:
Morgan Stanley	MSIF Emerging Markets Portfolio	**	13,438,661
Baron Funds	Baron Small Cap Fund	**	2,101,711
Western Asset	Western Asset Core Plus Bond Portfolio FI	**	12,946,018
Neuberger & Berman	Neuberger & Berman Genesis Fund	**	18,354,959
* Fidelity Investments	Fidelity Contrafund	**	37,879,793
* Fidelity Investments	Fidelity Equity-Income Fund	**	13,029,155
* Fidelity Investments	Fidelity Growth Company Fund	**	42,225,384
* Fidelity Investments	Fidelity International Discovery Fund	**	19,484,413
* Fidelity Investments	Fidelity Freedom Income Fund	**	2,124,693
* Fidelity Investments	Fidelity Freedom 2005 Fund	**	1,553,174
* Fidelity Investments	Fidelity Freedom 2010 Fund	**	6,644,850
* Fidelity Investments	Fidelity Freedom 2015 Fund	**	9,765,099
* Fidelity Investments	Fidelity Freedom 2020 Fund	**	14,819,898
* Fidelity Investments	Fidelity Freedom 2025 Fund	**	9,708,225
* Fidelity Investments	Fidelity Freedom 2030 Fund	**	8,377,547
* Fidelity Investments	Fidelity Freedom 2035 Fund	**	4,889,270
* Fidelity Investments	Fidelity Freedom 2040 Fund	**	4,325,621
* Fidelity Investments	Fidelity Freedom 2045 Fund	**	1,177,571
* Fidelity Investments	Fidelity Freedom 2050 Fund	**	726,657

	Total Mutual Funds		223,572,699

* PerkinElmer, Inc.	PerkinElmer Stock Fund		8,417,269

* Plan participants	Loans to participants, with interest at rates of 3.7%–10.5%, maturity at various dates through 2039		5,702,383

	Total investments per financial statements		346,422,956
	Adjustment from fair value to contract value for fully benefit-responsive stable-value fund		1,098,214

	INVESTMENTS PER FORM 5500		$347,521,170

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan — Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/S/ JOHN R. LETCHER

Date: June 25, 2010	John R. Letcher, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm